FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of December 2013 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On December 20, 2013, the registrant announced that TowerJazz and Panasonic Corporation Signed Definitive Agreement Creating Joint Venture for Manufacturing Panasonic and Additional Products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 20, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz and Panasonic Corporation Signed Definitive Agreement Creating Joint Venture for
Manufacturing Panasonic and Additional Products

New JV to include three Panasonic semiconductor manufacturing facilities in Japan;

Facilities to continue manufacturing existing Panasonic production of semiconductor diffusion process, including 12 inch advanced wafer fab with technologies of 65 and 45 nanometers, in addition to manufacturing expansion of new products and technologies from new customers.

MIGDAL HAEMEK, Israel  and OSAKA, Japan , December 20, 2013 – TowerJazz, the global specialty foundry leader (NASDAQ/ TASE ticker: TSEM), and Panasonic Corporation, a worldwide leader in the development and engineering of electronic technologies and solutions for customers in residential, non-residential, mobility and personal applications (First Section of TSE and NSE ticker: 6752) today announced the signing of a definitive agreement to create a joint venture (JV) to manufacture Panasonic’s products, using Panasonic's three semiconductor manufacturing facilities in Japan, as well as possible expansion of the current operations in those fabs, leveraging TowerJazz's customers and businesses to capture out-of-group sales.

Within the scope of the JV, Panasonic will transfer its semiconductor wafer manufacturing process and capacity tools of 8 inch and 12 inch at its Hokuriku factories (Uozu, Tonami and Arai) to the JV, commit to acquire its products from the JV for the volume production based on long term partnership between TowerJazz and Panasonic of at least five years, and will transfer to TowerJazz 51% of the shares of this JV.

With aforementioned partnership, Tower Jazz and Panasonic will develop the JV to be a global leading specialty foundry leveraging TowerJazz’s world class design enablement platform and marketing advantages along with Panasonic’s well advanced technology and outstanding quality management capabilities.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Inc., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

About Panasonic
Panasonic Corporation is a worldwide leader in the development and engineering of electronic technologies and solutions for customers in residential, non-residential, mobility and personal applications. Since its founding in 1918, the company has expanded globally and now operates over 500 consolidated companies worldwide, recording consolidated net sales of 7.30 trillion yen for the year ended March 31, 2013. Committed to pursuing new value through innovation across divisional lines, the company strives to create a better life and a better world for its customers. For more information about Panasonic, please visit the company's website at http://panasonic.net/

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact:
Company/ Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com
Media Relations in Asia: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com

Panasonic Corporation’s Media Contact:
Tokyo Public Relations Office
Tel: +81-(0)3-3574-5664    Fax: +81-(0)3-3574-5699